                                       Filed by Plains Exploration & Production
                                       Company Pursuant to Rule 425 of the
                                       Securities Act of 1933 and deemed filed
                                       pursuant to Rule 14a-12 of the
                                       Securities Exchange Act of 1934
                                       Subject Company: Plains Exploration &
                                       Production Company
                                       Commission File No: 001-31470

The following slide presentation was made by Plains Exploration & Production
Company:

[Cover slide]

[Slide depicts the logo of Plains Exploration & Production Company on the upper right hand corner of the page]

Acquisition of 3TEC Energy

Plains Exploration & Production

[Slide 1]

[Slide depicts the logo of Plains Exploration & Production Company on the lower left hand corner of the page]

Forward Looking Statements and Additional Information

Except for the historical information contained herein, the matters discussed in this presentation are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among other things, economic conditions, oil and gas price volatility, the success of risk management activities, uncertainties inherent in the the exploration for and development and production of oil and gas and in estimating reserves, regulatory changes and other factors discussed in PXP's filings with the Securities and Exchange Commission.

Investors and security holders are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger. PXP and 3TEC will file the proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by PXP and 3TEC with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to PXP) may also be obtained for free from PXP by directing such request to: Plains Exploration & Production Company, 500 Dallas, Suite 700 Houston, TX 77002, Attention: Joanna Pankey; telephone: (713) 739-6700; e-mail: jpankey@plainsxp.com. The proxy statement/prospectus and such other documents (relating to 3TEC) may also be obtained for free from 3TEC by directing such request to: 3TEC Energy Corporation, 700 Milam, Suite 1100, Houston, Texas 77002.

PXP, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from PXP's stockholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.

3TEC, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.

[Slide 2]

[Slide depicts the logo of Plains Exploration & Production Company on the lower left hand corner of the page]

Deal Terms

Consideration       .    0.85 shares of Plains Exploration & Production Company
                         ("PXP") stock plus $8.50 per share in cash (50% cash /
                         50% stock)

                    . Exchange ratio subject to adjustment if PXP's stock price is lower than $7.65 or higher than $12.35 (equates to $15 and $19 per 3TEC share)

Per Share Value:    .    $16.97 per share based on PXP's January 31, 2003
                         closing price of $9.96

Voting Agreement:   .    ~12% of PXP shares and ~22% of 3TEC shares subject to
                         Voting Agreements

Expected Accounting/
Tax Treatment:      .    Purchase Accounting

Treatment:          .    Cash portion taxable, stock portion tax-free to 3TEC
                         shareholders

Conditions:         .    PXP's and 3TEC's shareholder approval

                    .    Tax opinions (368(a) and 355(a))

Board
Representation:     .    Board of Directors to increase by two members to be
                         nominated by 3TEC

[Slide 3]

[Slide depicts the logo of Plains Exploration & Production Company on the lower left hand corner of the page]

Transaction Rationale

[Slide depicts a bullet list on the left hand side of the slide and two pie charts on the right hand side. The top pie chart on the right hand side of the page is entitled Pro Forma Geographic Reserves and contains the following text:]

Onshore CA       74%

Offshore CA       1%

East TX           9%

South TX          2%

Gulf Coast        3%

Other            11%

[The bottom pie chart on the right hand side of the page is entitled Pro Forma Geographic Production and contains the following text:]

Onshore CA       42%

Offshore CA      10%

East TX          15%

South TX          3%

Gulf Coast       19%

Other            11%

[The bullet list on the left hand side of the slide reads as follows:]

     + Transforming Transaction

         - Increased scale and scope creates platform and catalyst for growth in new core area

              . Pro forma company will have over 300 MMBOE of proved reserves

         -    Growth catalyst

              .    Significant exploration potential in South Louisiana

         -    Enhances functional diversification

              .    Combined capital allocation

         -    Highly accretive transaction economics

              .  Accretive to earnings and cash flow

     + Establishes New Core Area

       -  Geographic balance enhances combined company's risk profile

     + Improves Commodity Balance

       -  Improved commodity balance enhances risk profile

       -  Pro forma gas / oil mix of 37% / 63% on production basis

[Slide 4]

[Slide depicts the logo of Plains Exploration & Production Company on the lower left hand corner of the page]

Transaction Rationale

Transforming Transaction

[Slide depicts a map of the southwest United States entitled Combined Operations--Total Combined Reserves - 302 MMBOE. Ovals indicate areas in which reserves are located. The darker ovals, representing 3TEC properties, are located in New Mexico, Oklahoma, Texas and Louisiana. The lighter ovals, representing PXP Properties, are located in California, offshore California and Illinois.]

[Slide 5]

[Slide depicts the logo of Plains Exploration & Production Company on the lower left hand corner of the page]

Transaction Metrics

Implied 3TEC Share Price (1)                            $16.97

3TEC Equity Value                                         $319

Total Transaction Value                                   $432

Transaction Metrics:

$ / Proved Reserves ($/Mcfe) (2)                         $1.19

Share Price / 2003E EPS (3)                              11.8x

Share Price / 2003E CFPS (3)                              3.9x

1.       Based on PXP's January 31, 2003 closing price of $9.96.

2.       Assumes $80 million in non-proved value.

3.       Based on 3TEC's First Call consensus estimates as of January 31, 2003.

[Slide 6]

[Slide depicts the logo of Plains Exploration & Production Company on the lower left hand corner of the page]

3TEC Overview

     + East Texas tight Cotton Valley gas

          -    Many low risk in-fill drilling locations

          -    Shallow decline rates, higher R/P's

          -    Mix of operated and non-operated (Wagner & Brown)

     + So. Louisiana high rate gas

          - High success rate lower risk exploration areas moving to exploitation

          -    Lower risk exploration expansion underway

          -    Exposure to higher risk/higher potential exploration

          -    Mainly 3TEC operated

     + Large number of small interests in OK, NM, and TX-Panhandle

          -    Development growth potential in South TX

[Slide 7]

[Slide depicts the logo of Plains Exploration & Production Company on the lower left hand corner of the page]

Pro Forma Capitalization

($ in millions)

                                                                          Plains at 12/31/02E
                                                           Stand Alone        Adjustments          Pro Forma
Total Debt (Including Current Maturities):
      Bank Debt/Credit Facility                                  $36                $286               $322

     Subordinated Debt                                           197                   -                197
TOTAL DEBT                                                      $233                $286               $519

Common Shareholders' Equity                                      177                 159                336
TOTAL BOOK CAPITALIZATION                                       $410                $445               $855

Total Debt/Total Book Capitalization                            56.8%                                  60.7%
Total Debt/LTM EBITDA (1)                                        2.4x                                   3.4x
LTM EBITDA/LTM Interest (1)                                      4.0x                                   5.3x
Total Debt/Proved Reserves ($/BOE)                             $0.92                                  $1.72
Total Debt/Proved Developed Reserves ($/BOE)                   $1.71                                  $2.95
R/P (years)                                                     27.1                                   20.9


1. LTM EBITDA and interest as of 9/30/02.


[Slide 8]

[Slide depicts the logo of Plains Exploration & Production Company on the lower left hand corner of the page]

Financing Strategy

     .    Maintain well-capitalized, liquid balance sheet

          --Maintain financial flexibility

     .    Credit Facility

         --$400MM+ borrowing base

         --Approximately $300-325MM outstanding at closing

     . Bank debt refinancing likely post-closing from one or a combination of:

         --Follow-on equity offering

         --Term out in bond market

         --Free cash flow

         --Non-core asset sales

     .    Target low 40% debt/total capital ratio

     .    Continue hedging program to manage commodity risk

[Slide 9]

[Slide depicts the logo of Plains Exploration & Production Company on the lower left hand corner of the page]

Combined Operating Objectives

     . Maintain strong free cash flow from operations using consistent long-term hedging program

     . Continue cost reductions and efficiencies while developing large, indigenous development, exploitation and exploration inventory

     . Build on strategic acquisition success, consolidation opportunities in several important basins

     .    Maintain conservative financial profile

     .    Grow production >10% per year

     .    Maintain Equity IRR >25% for capex

[Slide 10]

[Slide depicts the logo of Plains Exploration & Production Company on the lower left hand corner of the page]

Summary

     .    Transforming transaction

     .    Catalyst for growth

         -- New core areas

         -- Significant exploration potential

         -- Attractive exploitation inventory

               -    Enhances organic growth opportunities

     .    Accretive economics

         -- Accretive to EPS and Cash Flow

     .    Diversifies commodity and geographic risk



INVESTOR NOTICES

This summary includes "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning the companies' merger and strategic plans, expectations and objectives for future operations. All statements included in this summary that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Investors and security holders are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger. Plains Exploration & Production Company ("PXP") and 3TEC Energy Corporation ("3TEC") will file the proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by PXP and 3TEC with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to PXP) may also be obtained for free from PXP by directing such request to: Plains Exploration & Production Company, 500 Dallas, Suite 700 Houston, Tx 77002, Attention: Joanna Pankey; telephone: (713) 739-6700; e-mail: jpankey@plainsxp.com. The proxy statement/prospectus and such other documents (relating to 3TEC) may also be obtained for free from 3TEC by directing such request to: 3TEC Energy Corporation, 700 Milam, Suite 1100, Houston, Texas 77002.

PXP, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from PXP's stockholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.

3TEC, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.